Exhibit 99.1

October 29, 2015

INVESTOR

NEWS

Fresenius Medical Care reports

third quarter 2015 results and confirms guidance for full year 2015

•                  2015 outlook confirmed

•                  Strong organic growth and very positive earnings development in North America

•                  Strong growth dynamic in Care Coordination activities

•                  International performance furthermore impacted by currency fluctuations

•                  EBIT and net income1 influenced by one-time items2

Third quarter 2015 key figures:

Net revenue	$4,231 million	+3%
Operating income (EBIT)	$614 million	+4%
Operating income (EBIT) excluding one-time items[2]	$632 million	+5%
Net income[1]	$262 million	-3%
Net income excluding one-time items[1,2]	$284 million	+2%
Basic earnings per share	$0.86	-4%

First nine months 2015 key figures:

Net revenue	$12,390 million	+8%
Operating income (EBIT)	$1,665 million	+5%
Operating income (EBIT) excluding one-time items[2]	$1,683 million	+5%
Net income[1]	$713 million	0%
Net income excluding one-time items [1,2]	$735 million	+3%
Basic earnings per share	$2.34	0%

Rice Powell, chief executive officer of Fresenius Medical Care stated: “With the dynamic  growth in our Care Coordination business and our continued strong operating performance in our core businesses, we are well positioned for future success. We are very satisfied with our accomplishments in the third quarter despite the unfavorable currency impacts. We confirm our outlook for the full year 2015 and remain focused to further strengthen our business to deliver high quality care for our patients.”

1  attributable for shareholders of Fresenius Medical Care AG & Co. KGaA

2  For detailed information on one-time items please refer to the table on page 18 of this investor news.

Third quarter 2015

Revenue

Net revenue for the third quarter of 2015 increased by 3% to $4,231 million (+9% at constant currency) as compared to the third quarter of 2014. Organic revenue growth worldwide was 6%. Net Health Care revenue grew by 6% to $3,402 million (+10% at constant currency). After two very strong quarters in the product business, we are closer to a normalized organic revenue level. Dialysis product revenue was down by 9% to $829 million as compared to the third quarter of 2014 mainly due to a negative currency impact in the three International segments. On a constant currency basis, the dialysis product revenue increased by 2%.

North America revenue for the third quarter of 2015 increased by 11% to $3,013 million. Organic revenue growth was 6%. Net Health Care revenue grew by 12% to $2,794 million with a same market treatment growth of 5%. Net Dialysis Care revenue increased by 6% to $2,314 million and Care Coordination revenue increased by 56% to $480 million (organic growth of 17%). Dialysis product revenue increased by 3% to $219 million as compared to the third quarter of 2014.

International revenue decreased by 12% to $1,213 million (an increase of 5% on a constant currency basis). Organic revenue growth was 6%. While the underlying organic revenue developed positively, the currency translation resulted in a negative impact. Net Health Care revenue decreased by 13% to $608 million (+6% at constant currency). Dialysis product revenue decreased by 12% to $605 million (+3% at constant currency).

International segments:

Europe, Middle East and Africa (EMEA) revenue decreased by 16% to $659 million (+2% at constant currency). Organic revenue growth was 2%. Net Health Care revenue decreased by 16% to $309 million (+3% at constant currency). Dialysis product revenue decreased by 16% to $350 million (stable at constant currency).

Asia-Pacific revenue decreased by 2% to $378 million (+9% at constant currency). Organic revenue growth was 10%. Net Health Care revenue decreased by 9% to $168 million (+4% at constant currency). Dialysis product revenue increased by 3% to $210 million (+13% at constant currency).

Latin America revenue decreased by 18% to $176 million (+7% at constant currency). Organic revenue growth was 13%. Net Health Care revenue decreased by 12% to $131 million (+12% at constant currency). Dialysis product revenue decreased by 33% to $44 million (a decrease of 6% at constant currency). The regional performance was impacted by the divestiture of our dialysis service business in Venezuela.

Earnings

Operating income (EBIT) increased by 4% from $590 million in the third quarter of 2014 to $614 million in the third quarter of 2015. Operating income, excluding one-time items, increased by 5% from $601 million to $632 million; adjusted for: a negative impact ($26 million) from the divestiture of the dialysis service business in Venezuela, a negative impact due to the closing of a manufacturing plant in the third quarter of 2014 ($11 million) and a positive impact of $8 million from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture Vifor Fresenius Medical Care Renal Pharma. The sale of remaining marketing rights is being recognized as they are transferred at the country level. Therefore, we anticipate additional gains will be realized in the fourth quarter of 2015.

Operating income for North America for the third quarter of 2015 was $515 million, an increase of 25% as compared to the third quarter of 2014.

International segments:

Operating income for EMEA for the third quarter of 2015 was $130 million, a decrease of 14% as compared to the third quarter of 2014. Operating income, excluding one-time items, was $122 million. Operating income for Asia-Pacific for the third quarter of 2015 was $68 million, a decrease of 25% as compared to the third quarter of 2014. Operating income for Latin America for the third quarter of 2015 was ($8 million). Operating income, excluding one-time items, was $18 million.

Net interest expense for the third quarter of 2015 was with $100 million at the same level as compared to the third quarter of 2014.

Income tax expense was $168 million for the third quarter of 2015, which translates into an effective tax rate of 32.8%. This compares to income tax expense of $162 million and a tax rate of 32.9% for the third quarter of 2014.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2015 was $262 million, a decrease of 3% compared to $271 million for the third quarter of 2014. Net income attributable to noncontrolling interest increased to $84 million ($58 million in the third quarter of 2014) due to the strong earnings development in North America. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2015, excluding one-time items, increased by 2% to $284 million.

Basic earnings per share (EPS) for the third quarter of 2015 was $0.86, a decrease of 4% compared to the corresponding number for the third quarter of 2014. The weighted average number of shares outstanding for the third quarter of 2015 was approximately 304.7 million shares, compared to approximately 302.7 million shares for the third quarter of 2014. The increase in shares outstanding resulted from stock option exercises during the last twelve months.

Cash flow

In the third quarter of 2015, the company generated $579 million, representing roughly 14% of revenue, in net cash provided by operating activities, compared to the corresponding figure of last year of $712 million.

A total of $224 million was spent for capital expenditures, net of disposals. Free cash flow was $355 million compared to $488 million in the third quarter of 2014.

A total of $57 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was $298 million as compared to ($125) million in the third quarter of 2014.

First nine months 2015

Revenue and earnings

Net revenue for the first nine months of 2015 increased by 8% to $12,390 million (+13% at constant currency) as compared to the first nine months of 2014. Organic revenue growth worldwide was 7%.

Operating income (EBIT) for the first nine months of 2015 was $1,665 million as compared to $1,591 million in the first nine months of 2014. This represents an increase of 5%. Operating income, excluding one-time items, increased by 5% to $1,683 million.

Net interest expense for the first nine months of 2015 was $304 million as compared to $294 million in the first nine months of 2014.

Income tax expense for the first nine months of 2015 was $441 million, which translates into an effective tax rate of 32.4%. This compares to income tax expense of $440 million and a tax rate of 33.9% for the first nine months of 2014. For the full year, the company expects the tax rate to be on the lower end of its guidance range of 33 to 34%.

For the first nine months of 2015, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was stable at $713 million ($710 million in the same period in the previous year). Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA excluding one-time items for the first nine months of 2015 increased by 3% to $735 million.

In the first nine months of 2015, basic earnings per share (EPS) remained stable with $2.34 as compared to the corresponding number for the first nine months of 2014 ($2.35). The weighted average number of shares outstanding during the first nine months of 2015 was approximately 304.2 million shares.

Cash flow

In the first nine months of 2015, the company generated $1,412 million in net cash provided by operating activities, representing 11.4% of revenue, as compared to $1,274 million for the same period in 2014.

A total of $636 million was spent for capital expenditures, net of disposals. Free cash flow for the first nine months of 2015 was $776 million as compared to $635 million in the first nine months of 2014.

A total of $124 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was $652 million as compared to ($410) million in the first nine months of 2014.

Employees

As of September 30, 2015, Fresenius Medical Care had 102,591 employees (full-time equivalents) worldwide, compared to 97,327 employees at the end of September 2014. This increase was mainly attributable to acquisitions as well as to our continued organic growth.

Balance sheet structure

The company´s total assets were stable at $25,414 million (Dec. 31, 2014: $25,447 million). Current assets were comparable at $6,760 million (Dec. 31, 2014: $6,725 million). Non-current assets were slightly down at $18,654 million (Dec. 31, 2014: $18,722 million). Total equity increased by 2% to $10,243 million (Dec. 31, 2014: $10,028 million). The equity ratio was 40% as compared to 39% at the end of 2014. Total debt was $9,093 million (Dec. 31, 2014: $9,532 million). As of September 30, 2015, the debt/EBITDA ratio was 2.9 (Dec. 31, 2014: 3.1).

Please refer to the attachments for a complete overview of the results for the third quarter and first nine months of 2015 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Outlook3 confirmed

For the 2015 outlook the company expects revenue to grow at 5-7%, which at constant currency is a growth rate of 10-12%. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by 0-5% in 2015.

The company expects to spend around $1.0 billion on capital expenditures and around $300 million on acquisitions in 2015. The debt/EBITDA ratio is expected to be around 3.0 by the end of 2015.

In addition we confirm our 2016 projections. We expect revenue to increase around 7-10% (at constant currency) and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA to grow by 15-20%.

We expect the progress in our business to be consistent with our long-term targets.

3 The outlook/projection provided for 2015/2016 is based on current exchange rates. Savings from the global efficiency program are included, while potential acquisitions are not. In addition the outlook reflects further operating cost investments within the Care Coordination business for future growth in line with our 2020 strategy.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter 2015 on Thursday, October 29, 2015 at 3.30 p.m. CET/ 10.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events & Presentations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which more than 2.6 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,402 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 290,250 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended September 30			Nine months ended September 30
in US$ million, except share data, unaudited	2015	2014	Change	2015	2014	Change

Health Care revenue	3,506	3,277	7.0%	10,249	9,136	12.2%
Less: patient service bad debt provision	104	80	30.5%	320	208	54.0%
Net Health Care revenue	3,402	3,197	6.4%	9,929	8,928	11.2%
Dialysis products revenue	829	916	-9.5%	2,461	2,583	-4.8%
Total net revenue	4,231	4,113	2.9%	12,390	11,511	7.6%

Costs of revenue	2,849	2,825	0.9%	8,527	7,929	7.5%
Gross profit	1,382	1,288	7.3%	3,863	3,582	7.9%
Selling, general and administrative	742	671	10.6%	2,120	1,922	10.3%
Research and development	35	30	15.6%	100	91	10.3%
Income from equity method investees	(9)	(3)	161.9%	(22)	(22)	0.4%
Operating income (EBIT)	614	590	4.0%	1,665	1,591	4.6%

Interest income	(6)	(12)	-44.1%	(80)	(40)	99.3%
Interest expense	106	111	-4.3%	384	334	14.8%
Interest expense, net	100	99	0.3%	304	294	3.3%
Income before taxes	514	491	4.7%	1,361	1,297	4.9%
Income tax expense	168	162	4.2%	441	440	0.3%
Net income	346	329	5.0%	920	857	7.3%
Less: Net income attributable to noncontrolling interests	84	58	43.0%	207	147	40.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	262	271	-3.1%	713	710	0.4%

Operating income (EBIT)	614	590	4.0%	1,665	1,591	4.6%
Depreciation and amortization	179	177	1.4%	537	514	4.5%
EBITDA	793	767	3.4%	2,202	2,105	4.6%
EBITDA margin	18.7%	18.7%		17.8%	18.3%

Weighted average number of shares	304,738,291	302,711,512		304,201,787	301,999,288

Basic earnings per share	$0.86	$0.89	-3.8%	$2.34	$2.35	-0.3%
Basic earnings per ADS	$0.43	$0.45	-3.8%	$1.17	$1.18	-0.3%

In percent of revenue
Costs of revenue	67.3%	68.7%		68.8%	68.9%
Gross profit	32.7%	31.3%		31.2%	31.1%
Operating income (EBIT)	14.5%	14.3%		13.4%	13.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.2%	6.6%		5.8%	6.2%

Segment and other information

	Three months ended September 30			Nine months ended September 30
unaudited	2015	2014	Change	2015	2014	Change

Total
Revenue in US$ million	4,231	4,113	2.9%	12,390	11,511	7.6%
Operating income (EBIT) in US$ million	614	590	4.0%	1,665	1,591	4.6%
Operating income margin in %	14.5%	14.3%		13.4%	13.8%
Delivered EBIT in US$ million	530	532	-0.3%	1,458	1,444	1.0%
Days sales outstanding (DSO)				71	72
Employees (full-time equivalents)				102,591	97,327

North America
Revenue in US$ million	3,013	2,710	11.2%	8,730	7,624	14.5%
Operating income (EBIT) in US$ million	515	413	24.7%	1,284	1,149	11.7%
Operating income margin in %	17.1%	15.2%		14.7%	15.1%
Delivered EBIT in US$ million	435	358	21.6%	1,085	1,008	7.5%
Days sales outstanding (DSO)				52	52

U.S.
Revenue per dialysis treatment in US$	347	342	1.4%	345	340	1.5%
Cost per dialysis treatment in US$	272	280	-2.6%	282	280	0.6%

International
Revenue in US$ million	1,213	1,386	-12.5%	3,639	3,843	-5.3%
Operating income (EBIT) in US$ million	190	269	-29.5%	649	692	-6.1%
Operating income margin in %	15.6%	19.4%		17.9%	18.0%
Delivered EBIT in US$ million	186	266	-29.8%	641	686	-6.4%
Days sales outstanding (DSO)				115	108

EMEA
Revenue in US$ million	659	784	-16.0%	1,956	2,306	-15.2%
Operating income (EBIT) in US$ million	130	151	-13.9%	405	447	-9.3%
Operating income margin in %	19.7%	19.2%		20.7%	19.4%
Delivered EBIT in US$ million	129	150	-14.1%	403	445	-9.4%
Days sales outstanding (DSO)				112	102

Asia-Pacific
Revenue in US$ million	378	387	-2.3%	1,107	938	18.0%
Operating income (EBIT) in US$ million	68	90	-24.8%	219	179	22.4%
Operating income margin in %	17.9%	23.2%		19.8%	19.1%
Delivered EBIT in US$ million	65	88	-25.5%	213	175	22.1%
Days sales outstanding (DSO)				111	115

Latin America
Revenue in US$ million	176	215	-18.2%	576	599	-3.8%
Operating income (EBIT) in US$ million	(8)	28	-129.4%	25	66	-61.5%
Operating income margin in %	-4.7%	12.9%		4.4%	11.0%
Delivered EBIT in US$ million	(8)	28	-129.7%	25	66	-61.8%
Days sales outstanding (DSO)				132	123

Corporate
Revenue in US$ million	5	17	-63.4%	21	44	-51.3%
Operating income (EBIT) in US$ million	(91)	(92)	-0.7%	(268)	(250)	7.3%
Delivered EBIT in US$ million	(91)	(92)	-0.7%	(268)	(250)	7.4%

Balance sheet

	September 30	December 31
in US$ million, except debt/EBITDA ratio	2015	2014
	(unaudited)	(audited)
Assets
Current assets	6,760	6,725
Goodwill and Intangible assets	13,879	13,951
Other non-current assets	4,775	4,771
Total assets	25,414	25,447

Liabilities and equity
Current liabilities	3,935	3,477
Long-term liabilities	10,276	11,117
Noncontrolling interests subject to put provisions and other temporary equity	960	825
Total equity	10,243	10,028
Total liabilities and equity	25,414	25,447

Equity/assets ratio	40%	39%

Debt
Short-term borrowings	101	133
Short-term borrowings from related parties	64	5
Current portion of long-term debt and capital lease obligations	577	314
Long-term debt and capital lease obligations, less current portion	8,351	9,080
Total debt	9,093	9,532

Debt/EBITDA ratio	2.9	3.1

Cash flow statement

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2015	2014	2015	2014
Operating activities
Net income	346	329	920	857
Depreciation / amortization	179	177	537	514
Change in working capital and other non-cash items	54	206	(45)	(97)
Net cash provided by operating activities	579	712	1,412	1,274
In percent of revenue	13.7%	17.3%	11.4%	11.1%

Investing activities
Purchases of property, plant and equipment	(230)	(227)	(647)	(646)
Proceeds from sale of property, plant and equipment	6	3	11	7
Capital expenditures, net	(224)	(224)	(636)	(639)

Free cash flow	355	488	776	635
In percent of revenue	8.4%	11.9%	6.3%	5.5%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(65)	(614)	(166)	(1,049)
Proceeds from divestitures	8	1	42	4
Acquisitions and investments, net of divestitures	(57)	(613)	(124)	(1,045)
Free cash flow after investing activities	298	(125)	652	(410)

Revenue development for third quarter

in US$ million, unaudited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended September 30
Total revenue	4,231	4,113	2.9%	8.6%	5.8%
Net Health Care	3,402	3,197	6.4%	10.5%	6.4%	4.9%
Dialysis products	829	916	-9.5%	2.3%	3.9%

North America	3,013	2,710	11.2%	11.2%	5.9%
Net Health Care	2,794	2,498	11.9%	11.9%	6.1%	4.9%
Thereof Net Care Coordination revenue	480	307	56.3%	56.3%	16.8%
Thereof Net Dialysis Care revenue	2,314	2,191	5.6%	5.6%	5.2%	4.9%
Dialysis products	219	212	3.2%	3.2%	3.2%

International	1,213	1,386	-12.5%	4.5%	5.7%
Net Health Care	608	699	-13.0%	5.5%	7.4%	4.9%
Dialysis products	605	687	-12.0%	3.5%	4.3%

EMEA	659	784	-16.0%	1.7%	2.4%
Net Health Care	309	367	-15.7%	3.3%	4.2%	3.9%
Dialysis products	350	417	-16.2%	0.4%	0.9%

Asia-Pacific	378	387	-2.3%	8.9%	9.8%
Net Health Care	168	183	-8.5%	4.4%	5.7%	4.2%
Dialysis products	210	204	3.3%	12.9%	11.6%

Latin America	176	215	-18.2%	6.7%	12.6%
Net Health Care	131	149	-11.8%	12.4%	16.9%	7.2%
Dialysis products	45	66	-32.6%	-6.2%	3.0%

Corporate	5	17	-63.4%	-56.6%

1 same market treatment  growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Revenue development for nine months

in US$ million, unaudited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]

Nine months ended September 30
Total revenue	12,390	11,511	7.6%	13.4%	7.0%
Net Health Care	9,929	8,928	11.2%	15.2%	6.9%	4.4%
Dialysis products	2,461	2,583	-4.8%	6.9%	7.5%

North America	8,730	7,624	14.5%	14.5%	6.6%
Net Health Care	8,087	7,015	15.3%	15.3%	6.6%	4.1%
Thereof Net Care Coordination revenue	1,382	644	114.5%	114.5%	25.4%
Thereof Net Dialysis Care revenue	6,705	6,371	5.3%	5.3%	5.1%	4.1%
Dialysis products	643	609	5.6%	5.6%	5.6%

International	3,639	3,843	-5.3%	11.7%	8.0%
Net Health Care	1,842	1,913	-3.7%	15.1%	7.8%	4.8%
Dialysis products	1,797	1,930	-6.9%	8.4%	8.2%

EMEA	1,956	2,306	-15.2%	3.5%	4.1%
Net Health Care	919	1,095	-16.1%	3.4%	4.4%	4.2%
Dialysis products	1,037	1,211	-14.4%	3.7%	3.9%

Asia-Pacific	1,107	938	18.0%	28.6%	13.1%
Net Health Care	496	391	26.9%	42.8%	5.6%	3.4%
Dialysis products	611	547	11.7%	18.5%	16.7%

Latin America	576	599	-3.8%	16.9%	16.2%
Net Health Care	427	427	0.2%	19.9%	18.1%	6.8%
Dialysis products	149	172	-13.6%	9.3%	11.9%

Corporate	21	44	-51.3%	-41.0%

1 same market treatment  growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Additional information segment North America

	Three months ended September 30			Nine months ended September 30
unaudited	2015	2014	Change	2015	2014	Change

Care Coordination
Net revenue in US$ million	480	307	56.3%	1,382	644	114.5%
Operating income (EBIT) in US$ million	33	17	90.9%	85	47	79.9%
Operating income margin in %	6.8%	5.6%		6.1%	7.3%
Delivered EBIT in US$ million	22	13	69.2%	52	38	37.5%

Dialysis
Net revenue in US$ million	2,533	2,403	5.4%	7,348	6,980	5.3%
Operating income (EBIT) in US$ million	482	396	21.9%	1,199	1,102	8.8%
Operating income margin in %	19.1%	16.5%		16.3%	15.8%
Delivered EBIT in US$ million	413	345	19.8%	1,033	970	6.4%

Key metrics Dialysis Care services

	Nine months ended September 30, 2015
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,402	2%	77	290,250	3%	33,220,246	5%

North America	2,205	2%	55	180,251	3%	20,586,228	4%

EMEA	648	2%	14	53,887	2%	6,110,036	2%
Asia-Pacific	320	1%	6	25,995	3%	2,822,942	21%
Latin America	229	-4%	2	30,117	-1%	3,701,040	7%

Key metrics Care Coordination

	Nine months ended September 30, 2015
unaudited	2015	2014	Growth in %
North America
Member months under medical cost management	92,985	11,326	721%
Medical cost under management (in US$ million)	815	97	741%
Care Coordination patient encounters	3,774,941	877,437	330%

Member months under medical cost management

Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs (“Member Months”). An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination Patient Encounters is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc (“Sound”), MedSpring Urgent Care (“MedSpring”), Fresenius Vascular Care, and National Cardiovascular Partners (“NCP”) as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program.

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q3 2015	Q2 2015	Q3 2015	Q2 2015	Q3 2015	Q2 2015	Q3 2015	Q2 2015

Clinical Performance
Single Pool Kt/v > 1.2	98	97	96	96	96	97	97	97
No catheter (> 90 days)	83	83	82	82	83	83	91	91
Hemoglobin = 10-12 g/dl	72	72	77	77	51	55	60	58
Hemoglobin = 10-13 g/dl	78	77	77	77	69	69	68	66
Albumin > 3.5 g/dl1)	81	82	92	91	90	89	88	90
Phosphate < 5.5 mg/dl	65	64	78	76	76	76	71	69
Calcium = 8.4-10.2 mg/dl	84	83	77	75	76	76	75	75
Hospitalization days	8.6	8.7	9.6	9.6	3.5	3.4	4.1	4.1

Demographics
Average age (in years)	62	62	64	64	58	59	64	64
Average time on dialysis (in years)	4.0	4.1	5.5	5.5	5.0	5.0	4.9	4.9
Average body weight (in kg)	82	82	72	72	68	67	60	61
Prevalence of diabetes (in%)	61	61	29	29	25	25	40	40

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2015	2014	2015	2014
Delivered EBIT reconciliation
Total
Operating income (EBIT)	614	590	1,665	1,591
less noncontrolling interests	(84)	(58)	(207)	(147)
Delivered EBIT	530	532	1,458	1,444

North America
Operating income (EBIT)	515	413	1,284	1,149
less noncontrolling interests	(80)	(55)	(199)	(141)
Delivered EBIT	435	358	1,085	1,008

Care Coordination
Operating income (EBIT)	33	17	85	47
less noncontrolling interests	(11)	(4)	(33)	(9)
Delivered EBIT	22	13	52	38

Dialysis
Operating income (EBIT)	482	396	1,199	1,102
less noncontrolling interests	(69)	(51)	(166)	(132)
Delivered EBIT	413	345	1,033	970

International
Operating income (EBIT)	190	269	649	692
less noncontrolling interests	(4)	(3)	(8)	(6)
Delivered EBIT	186	266	641	686

EMEA
Operating income (EBIT)	130	151	405	447
less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	129	150	403	445

Asia-Pacific
Operating income (EBIT)	68	90	219	179
less noncontrolling interests	(3)	(2)	(6)	(4)
Delivered EBIT	65	88	213	175

Latin America
Operating income (EBIT)	(8)	28	25	66
less noncontrolling interests	—	—	—	—
Delivered EBIT	(8)	28	25	66

Corporate
Operating income (EBIT)	(91)	(92)	(268)	(250)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(91)	(92)	(268)	(250)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA			2,202	2,105
Interest expense, net			(304)	(294)
Income tax expense			(441)	(440)
Change in working capital and other non-cash items			(45)	(97)
Net cash provided by operating activities			1,412	1,274

Annualized EBITDA2)
Operating income (EBIT)			2,333	2,265
Depreciation and amortization			724	684
Non-cash charges			74	50
Annualized EBITDA			3,131	2,999

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA: including largest acquisitions.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2015	2014	2015	2014
Operating performance excluding one-time items
Total
Operating income (EBIT)	614	590	1,665	1,591
One-time items	18		18
Divestiture of dialysis service business in Venezuela	26		26
Sale of European marketing rights for certain renal pharmaceuticals[1]	(8)		(8)
Closing of a manufacturing plant		11		11
Operating income (EBIT) excluding one-time items	632	601	1,683	1,602

North America
Operating income (EBIT)	515	413	1,284	1,149
One-time items	—	—	—	—
Operating income (EBIT) excluding one-time items	515	413	1,284	1,149

International
Operating income (EBIT)	190	269	649	692
One-time items	18	—	18	—
Operating income (EBIT) excluding one-time items	208	269	667	692

EMEA
Operating income (EBIT)	130	151	405	447
One-time items	(8)	—	(8)	—
Operating income (EBIT) excluding one-time items	122	151	397	447

Asia-Pacific
Operating income (EBIT)	68	90	219	179
One-time items	—	—	—	—
Operating income (EBIT) excluding one-time items	68	90	219	179

Latin America
Operating income (EBIT)	(8)	28	25	66
One-time items	26	—	26	—
Operating income (EBIT) excluding one-time items	18	28	51	66

Corporate
Operating income (EBIT)	(91)	(92)	(268)	(250)
One-time items	—	11	—	11
Operating income (EBIT) excluding one-time items	(91)	(81)	(268)	(239)

Net income	262	271	713	710
One-time items	22		22
Divestiture of dialysis service business in Venezuela	27		27
Sale of European marketing rights for certain renal pharmaceuticals[1]	(5)		(5)
Closing of a manufacturing plant		7		7
Net income excluding one-time items	284	278	735	717

1 to our Joint Venture Vifor Fresenius Medical Care Renal Pharma

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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